EXHIBIT 21.1
Subsidiaries

Name	Jurisdiction of Incorporation
HGS France S.à r.l.	France

HGS International S.à r.l	Luxembourg

HGS Luxembourg LLC	Delaware

HGS Luxembourg LLC, S.C.S	Luxembourg

Human Genome Sciences Europe GmbH	Germany

Human Genome Sciences Pacific Pty Ltd.	Australia

Human Genome Sciences Spain, S.L.	Spain